SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

(RULE 14d-100)

Electronic Arts Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ruth A. Kennedy

Executive Vice President, General Counsel and Secretary

209 Redwood Shores Parkway

Redwood City, CA 94065

(650) 628-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$1,061,223.50*	$85.85*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the purchase of 2,122,447 options to purchase shares of Series B common stock at the purchase price of $0.50 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable.

Form or Registration No.:    Not Applicable.

Filing Party:    Not Applicable.

Date Filed:    Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This tender offer statement on Schedule TO is filed by Electronic Arts Inc., a Delaware corporation (“Electronic Arts Inc.”), in connection with its offer to purchase 2,122,447 options to purchase shares of its Class B common stock, par value $0.01 per share, at a price per share of $0.50. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 14, 2003 (the “Offer to Purchase”), which, as may be amended or supplemented from time to time, constitutes the offer, and which is filed as an exhibit hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)  The name of the issuer is Electronic Arts Inc., a Delaware corporation, and the address of its principal executive office is 209 Redwood Shores Parkway, Redwood City, CA 94065. Electronic Arts Inc.’s telephone number is (650) 628-1500. The information set forth in the Offer to Purchase under Section 9, “Information concerning Electronic Arts”, is incorporated herein by reference.

(b)  This Tender Offer Statement on Schedule TO relates to an offer by Electronic Arts Inc. to all holders of outstanding Class B options under the Electronic Arts Inc.’s 2000 Class B Equity Incentive Plan, the “Plan”, par value $0.01 per share, (“Option Shares”) to cancel their outstanding options in exchange for a cash payment of Fifty Cents ($0.50) per share upon the terms and subject to the conditions described in the Offer to Purchase, and the related cover letter and attached Summary of Terms attached hereto as Exhibit (a)(1)(A). This offer is open to current or former employees of Electronic Arts Inc. that hold Class B options that have not expired as of March 14, 2003. The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 1, “Number of Options; Expiration Date”, Section 5, “Acceptance of Class B Options and Payment of Purchase Price” and Section 8, “Source and Amount of Consideration” is incorporated herein by reference.

(c)  There is no established trading market for the securities.

Item 3.	Identity and Background of Filing Person.

(a)  The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)  The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 1, “Number of Options; Expiration Date”, Section 3, “Procedures for Electing to Participate in the Repurchase Program”, Section 4, “Withdrawal Rights”, Section 5, “Acceptance of Class B Options and Payments of Purchase Price”, Section 6, “Conditions of the Repurchase Program”, Section 8, “Source and Amount of Consideration”, Section 11, “Status of Options Acquired by Us in the Repurchase Program; Accounting Consequences of the Repurchase Program”, Section 12, “Legal Matters; Regulatory Approvals”, Section 13, “Material Income Tax Consequences”, Section 14, “Extension of Repurchase Program; Termination; Amendment” and Appendix B “Employee Income Tax Withholding & Reporting for non-USA Countries”, attached hereto as Exhibit (a)(1)(C), is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under Section 10, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a)  The information set forth in the Offer to Purchase under Section 10, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)  Not applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the Offer to Purchase under Section 2, “Purpose of the Repurchase Program” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under Section 5, “Acceptance of Class B Options and Payments of Purchase Price” and Section 11, “Status of Options Acquired by Us in the Repurchase Program; Accounting Consequences of the Repurchase Program” is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under Section 2, “Purpose of the Repurchase Program” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Purchase under Section 8, “Source and Amount of Consideration” and Section 15, “Fees and Expenses” is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under Section 6, “Conditions of the Repurchase Program” is incorporated herein by reference.

(d)  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)  Not applicable.

(b)  The information set forth in the Offer to Purchase under Section 10, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)  Not applicable.

Item 10.	Financial Statements.

(a)  Not applicable.

Item 11.	Additional Information.

(a)  The information set forth in the Offer to Purchase under Section 10, “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and Section 12, “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)  Not applicable.

Item 12.	Exhibits.

(a	)(1)(A)	Offer to Purchase, dated March 14, 2003.

(a	)(1)(B)	Appendix A: Letter of Transmittal.

(a	)(1)(C)	Appendix B: Employee Income Tax Withholding & Reporting for non-USA Countries.

(a	)(1)(D)	Personnel Option Status Label.

(a	)(2)-(4)	Not applicable.

(a	)(5)(A)

Electronic Arts Inc. Press Release dated March 4, 2003. Filed as Exhibit 99.(A)(5)(A) to Electronic Arts Inc.’s Preliminary Schedule TO, filed with the Securities and Exchange Commission on March 4, 2003 and incorporated herein by reference.

(a	)(5)(B)

Electronic Arts Inc. EA Action Employee Communication dated March 4, 2003. Filed as Exhibit 99.(A)(5)(B) to Electronic Arts Inc.’s Preliminary Schedule TO, filed with the Securities and Exchange Commission on March 4, 2003 and incorporated herein by reference.

(b	)	Not applicable.

(d	)

Electronic Arts Inc. 2000 Class B Equity Incentive Plan. Filed as Exhibit 4.01 to Electronic Arts Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 4, 2001 and incorporated herein by reference.

(e	)	Not applicable.

(f	)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

/s/ RUTH A. KENNEDY
Ruth A. Kennedy
Executive Vice President, General Counsel and Secretary

March 14, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 14, 2003.

(a)(1)(B)	Appendix A: Letter of Transmittal.

(a)(1)(C)	Appendix B: Employee Income Tax Withholding & Reporting for non-USA Countries.

(a)(1)(D)	Personnel Option Status Label.

(a)(5)(A)

Electronic Arts Inc. Press Release dated March 4, 2003. Filed as Exhibit 99.(A)(5)(A) to Electronic Arts Inc.’s Preliminary Schedule TO, filed with the Securities and Exchange Commission on March 4, 2003 and incorporated herein by reference.

(a)(5)(B)

Electronic Arts Inc. EA Action Employee Communication dated March 4, 2003. Filed as Exhibit 99.(A)(5)(B) to Electronic Arts Inc.’s Preliminary Schedule TO, filed with the Securities and Exchange Commission on March 4, 2003 and incorporated herein by reference.

(d)

Electronic Arts Inc. 2000 Class B Equity Incentive Plan. Filed as Exhibit 4.01 to Electronic Arts Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 4, 2001 and incorporated herein by reference.